EXHIBIT 99.1

FOR IMMEDIATE RELEASE
PRESS RELEASE

MAGAL WINS $12 MILLION IN NEW ORDERS

YAHUD, Israel – March 30, 2015 - Magal Security Systems, Ltd. (NASDAQ: MAGS) announced today it has recently won new orders amounting to $12 million. Most of the new orders are expected to be delivered to customers during 2015.

The largest order, amounting $6.4 million, is for a project to secure multiple secondary power stations in Latin America.

The second major order, for $2.5 million is for Perimeter intrusion detection system, CCTV and Access Control which will be supplied for a Western Government military installation within the next two years.

The third major order, for $1.6 million, is an integrated security solution for a large electrical utility company in Canada.  It includes fence mounted perimeter sensors (fiberoptic), smart gates, biometric based access control, door locks, IP CCTV with IR illumination and a video management system.

The balance of the orders come from security integrators in Poland and Latin America; and include maintenance agreements as well as Magal’s new generation of fence mounted sensors: Magal’s long range fiber optic sensor and a copper based ranging sensor.

Eitan Livneh, President and CEO of Magal S3, commented: “I am pleased with our first orders for long range fiber optic systems in Europe. I am also encouraged by the ongoing solid flow of new orders we have recently seen, and I hope it will lead to additional business in the next few months.”

About Magal S3
Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced outdoors CCTV / IVA technology and Cyber Security solutions.

For more information:
Magal S3 Eitan Livneh, President & CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft/Kenny Green Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com